                                                                    EXHIBIT 99.3


AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries

The Period January 1, 2003 to December 11, 2003 and the
Years ended December 31, 2002 and 2001
With Report of Independent Auditors

                         Report of Independent Auditors

To the Board of Directors and Shareholder of Roadway Express, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 11, 2003 and December 31, 2002, and the related statements of consolidated operations, parent company investment, and cash flows for the period January 1, 2003 to December 11, 2003 and each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 11, 2003 and December 31, 2002, and the consolidated results of their operations and their cash flows for the period January 1, 2003 to December 11, 2003, and each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
---------------------

Akron, Ohio
January 22, 2004

                     Roadway Express, Inc. and Subsidiaries
                           Consolidated Balance Sheets

                                                                                 DECEMBER 11,       DECEMBER 31
                                                                                    2003               2002
                                                                                -------------      -------------
                                                                                        (IN THOUSANDS)
ASSETS
Current assets
   Cash and cash equivalents                                                    $      60,276      $      82,016
   Accounts receivable, (including retained interest in
     securitized receivables in 2002), net                                            326,845            212,834
   Prepaid expenses and supplies                                                       16,922             13,936
   Deferred income taxes                                                               16,322             17,726
                                                                                -------------      -------------
Total current assets                                                                  420,365            326,512
Carrier operating property, at cost                                                 1,383,218          1,414,794
   Less allowance for depreciation                                                    975,550            996,224
                                                                                -------------      -------------
Net carrier operating property                                                        407,668            418,570
Goodwill, net                                                                          17,599             14,816
Deferred income taxes                                                                  37,320             36,525
Other assets                                                                            8,440              7,141
                                                                                -------------      -------------
Total assets                                                                    $     891,392      $     803,564
                                                                                =============      =============
LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
   Accounts payable                                                             $     317,142      $     190,457
   Salaries and wages                                                                 130,084            141,242
   Freight and casualty claims payable                                                 54,570             45,606
                                                                                -------------      -------------
Total current liabilities                                                             501,796            377,305

Long-term liabilities:
   Casualty claims and other                                                           53,011             55,953
   Long-term debt                                                                     500,000                  -
   Accrued pension and postretirement
     health care                                                                      147,745            133,072
                                                                                -------------      -------------
Total long-term liabilities                                                           700,756            189,025
                                                                                -------------      -------------
Parent company investment                                                            (311,160)           237,234
                                                                                -------------      -------------
Total liabilities and parent company investment                                 $     891,392      $     803,564
                                                                                =============      =============

See accompanying notes.

                     Roadway Express, Inc. and Subsidiaries
                      Statements of Consolidated Operations

                                                        JANUARY 1 TO
                                                         DECEMBER 11,              YEAR ENDED DECEMBER 31
                                                            2003                 2002                 2001
                                                       ---------------      ---------------      ---------------
                                                                            (IN THOUSANDS)
Revenue                                                $     2,845,457      $     2,797,582      $     2,764,766

Operating expenses:
   Salaries, wages and benefits                              1,801,170            1,783,872            1,768,744
   Operating supplies and expenses                             494,459              462,838              475,313
   Purchased transportation                                    312,340              287,614              271,847
   Operating taxes and licenses                                 70,786               70,451               70,955
   Insurance and claims                                         57,032               59,286               46,804
   Depreciation and amortization                                59,993               66,510               69,178
   Net (gain) loss on sale of carrier operating
     property                                                   (2,533)                (654)                 460
   Compensation and other expense related to the
     Yellow transaction                                         50,392                    -                    -
                                                       ---------------      ---------------      ---------------
Total operating expenses                                     2,843,639            2,729,917            2,703,301
                                                       ---------------      ---------------      ---------------
Operating income                                                 1,818               67,665               61,465

Other expense:
   Interest expense                                               (634)                (942)                (732)
   Other, net                                                   (1,652)              (2,957)              (3,267)
                                                       ---------------      ---------------      ---------------
                                                                (2,286)              (3,899)              (3,999)
                                                       ---------------      ---------------      ---------------
(Loss) income before income taxes                                 (468)              63,766               57,466
Provision for income taxes                                      17,275               26,927               24,231
                                                       ---------------      ---------------      ---------------
Net (loss) income                                      $       (17,743)     $        36,839      $        33,235
                                                       ===============      ===============      ===============

See accompanying notes.

                     Roadway Express, Inc. and Subsidiaries
              Statements of Consolidated Parent Company Investment

                                                                                                      PARENT
                                                                                                      COMPANY
                                                                                                    INVESTMENT
                                                                                                  --------------
                                                                                                  (IN THOUSANDS)
Balance at January 1, 2001                                                                        $      339,871
   Net income                                                                                             33,235
   Foreign currency translation adjustments                                                               (2,424)
   Derivative fair value adjustments                                                                        (592)
                                                                                                  --------------
   Total comprehensive income                                                                             30,219
   Dividends declared                                                                                     (1,937)
   Net transfers to Parent                                                                              (167,235)
                                                                                                  --------------
Balance at December 31, 2001                                                                             200,918
   Net income                                                                                             36,839
   Foreign currency translation adjustments                                                                 (615)
   Derivative fair value adjustments                                                                         266
                                                                                                  --------------
   Total comprehensive income                                                                             36,490
   Non-cash transfers to parent                                                                           17,326
   Cash transfers to Parent                                                                              (17,500)
                                                                                                  --------------
Balance at December 31, 2002                                                                             237,234
   Net loss                                                                                              (17,743)
   Foreign currency translation adjustments                                                                7,047
   Derivative fair value adjustments                                                                         262
                                                                                                  --------------
   Total comprehensive loss                                                                              (10,434)
   Non-cash transfers to parent                                                                         (492,210)
   Cash transfers to Parent                                                                              (45,750)
                                                                                                  --------------
Balance at December 11, 2003                                                                      $     (311,160)
                                                                                                  ==============

See accompanying notes.

                     Roadway Express, Inc. and Subsidiaries
                      Statements of Consolidated Cash Flows

                                                               JANUARY 1 TO
                                                               DECEMBER 11,           YEAR ENDED DECEMBER 31
                                                                   2003                2002             2001
                                                               ------------        ------------     ------------
                                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                              $    (17,743)       $     36,839     $     33,235
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                                   59,993              66,510           70,543
     Loss (gain) on sale of carrier operating
       property                                                      (2,533)               (654)             460
     Changes in assets and liabilities:
       Accounts receivable                                         (114,011)            (28,406)          30,668
       Other assets                                                   7,760             (16,628)           4,058
       Payables and accrued items                                   123,750              49,426          (28,328)
       Long-term liabilities                                         11,730               6,343            5,193
                                                               ------------        ------------     ------------
Net cash provided by operating activities                            68,946             113,430          115,829

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                             (54,916)            (66,132)         (69,116)
Proceeds from sale of carrier operating property                      9,622               6,358            3,553
                                                               ------------        ------------     ------------
Net cash (used) in investing activities                             (45,294)            (59,774)         (65,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of accounts receivable                                               -                   -          100,000
Dividends paid                                                            -                   -           (1,937)
Long-term borrowings                                                500,000                   -                -
Transfer to Parent                                                 (545,750)            (17,500)        (167,235)
                                                               ------------        ------------     ------------
Net cash (used) in financing activities                             (45,750)            (17,500)         (69,172)
Effect of exchange rate changes on cash                                 358                (227)              54
                                                               ------------        ------------     ------------
Net (decrease) increase in cash and cash
   equivalents                                                      (21,740)             35,929          (18,852)
Cash and cash equivalents at beginning of year                       82,016              46,087           64,939
                                                               ------------        ------------     ------------
Cash and cash equivalents at end of year                       $     60,276        $     82,016     $     46,087
                                                               ============        ============     ============

See accompanying notes.

                     Roadway Express, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 11, 2003

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Express, Inc. and subsidiaries (the Company) provides long haul, less-than-truckload (LTL) freight services in North America and offers services to more than 100 countries worldwide in a single business segment. Approximately 75% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2008.

Effective May 30, 2001, holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation, and Roadway Express, Inc. became a wholly owned direct subsidiary of Roadway Corporation (the Reorganization). The Reorganization was effected by a merger pursuant to Section 251(g) of the Delaware General Corporation law, which provides for the formation of a holding company structure without a vote of the shareholders of the Company. The assets and liabilities of Roadway Corporation (the Parent or Roadway) and its subsidiaries were the same on a consolidated basis after the merger as the assets and liabilities of Roadway Express, Inc. immediately before the merger.

The accompanying consolidated financial statements are presented as if the Company had existed as an entity separate from the Parent during all periods presented and include the assets, liabilities, revenues and expenses that are directly related to the Company's operations.

On July 8, 2003, Roadway Corporation announced that a definitive agreement had been signed under which Yellow Corporation would acquire Roadway Corporation. On December 11, 2003, the transaction was completed for approximately $1.1 billion, based on a fixed exchange ratio of 1.752 Yellow shares per Roadway share, in a half-cash, half-stock transaction.

PARENT COMPANY INVESTMENT AND ALLOCATIONS

Parent company investment represents the Parent's equity investment in Roadway Express Inc. and subsidiaries. The Company receives support for its operations from the Parent as deemed necessary. All transfers and allocations to and from the Parent have been reported in the parent company investment account.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

2. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

DEPRECIATION

Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Major maintenance expenditures that extend the useful life of carrier operating equipment are capitalized and depreciated over 2 to 5 years.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value in the balance sheet. The Company's use of derivative financial instruments is limited principally to interest rate swaps on certain trailer leases as part of its overall risk management policy. The interest rate swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the provisions of SFAS No. 133, changes in the fair value of interest rate swaps are recognized in other comprehensive income in the statement of shareholders' equity until such time as the hedged items are recognized in net income. The fair value of these financial instruments is a liability of $64,000 net of tax at December 11, 2003.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

2. ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES SALES

Prior to December 11, 2003, the Company sold receivables in securitization transactions, and retained an equity interest in the receivables pool, servicing rights, and a cash reserve account. These constituted the retained interests in the securitized receivables. The estimated fair value was based on the present value of the expected cash flows, which approximated face value adjusted for allowances for anticipated losses. The Company terminated the agreement on December 11, 2003 (see Note 8).

CONCENTRATION OF CREDIT RISKS

The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

GOODWILL

Goodwill represents costs in excess of net assets of acquired businesses, which prior to January 1, 2002, was amortized using the straight-line method primarily over a period of 20 years.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 11, 2003, the Company had net unamortized goodwill of $17,599,000 related to its Canadian subsidiaries. Goodwill amortization was zero in 2003 and 2002, and $967,000 in 2001. The Company completed the required annual goodwill impairment test under SFAS No. 142 for all reporting units effective June 21, 2003 which did not indicate any impairment.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

2. ACCOUNTING POLICIES (CONTINUED)

CASUALTY CLAIMS PAYABLE

Casualty claims payable represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The liability balances are closely monitored by the Company and its TPAs using actual adjuster evaluations of each claim and a statistical benchmarking database for analysis of reserve accuracy. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

REVENUE RECOGNITION

Roadway recognizes revenue on the date that freight is delivered to the consignee at which time all services have been rendered. In addition, all related expenses are recognized as incurred. Roadway recognizes revenue on a gross basis since the Company is the primary obligor in the arrangement, even if the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway retains all credit risk.

FOREIGN CURRENCY TRANSLATION

Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a component of parent company investment.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

2. ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if further impairment testing is required.

INCOME TAXES

The Company is included in a consolidated income tax filing group with Roadway for federal income tax purposes. The federal and state income tax provision and related obligation and deferred taxes included in the statements of consolidated income and consolidated balance sheets of the Company is calculated on a separate return basis as if the Company were a separate tax payer. The Company and its subsidiaries file tax returns and pay taxes due on a stand-alone basis in state and foreign jurisdictions where such filings are required.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

3. CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                                   DEC. 11, 2003        DEC. 31, 2002
                                                                   --------------       --------------
                                                                              (IN THOUSANDS)
Land                                                               $       96,739       $       92,734
Structures                                                                426,676              420,245
Revenue equipment                                                         600,744              654,320
Other operating property                                                  259,059              247,495
                                                                   --------------       --------------
Carrier operating property, at cost                                     1,383,218            1,414,794
Less allowance for depreciation                                           975,550              996,224
                                                                   --------------       --------------
Net carrier operating property                                     $      407,668       $      418,570
                                                                   ==============       ==============

4. ACCOUNTS PAYABLE

Items classified as accounts payables consist of the following:

                                                                     DEC. 11, 2003       DEC. 31, 2002
                                                                     --------------      --------------
                                                                               (IN THOUSANDS)
Trade and other payables                                             $      191,601      $       68,543
Drafts outstanding                                                           41,378              18,456
Income taxes payable                                                         19,285              45,962
Taxes, other than income                                                     28,738              28,942
Multi-employer health, welfare, and pension plans                            36,140              28,554
                                                                     --------------      --------------
Payables                                                             $      317,142      $      190,457
                                                                     ==============      ==============

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

5. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                       JANUARY 1 TO
                                                        DECEMBER 11         YEARS ENDED DECEMBER 31
                                                       -------------     ------------------------------
                                                           2003              2002             2001
                                                       -------------     -------------    -------------
                                                                         (IN THOUSANDS)
Current taxes:
   Federal                                             $      12,664     $      27,290    $      21,438
   State                                                       1,709             4,420            3,495
   Foreign                                                     4,666             4,776             (766)
                                                       -------------     -------------    -------------
                                                              19,039            36,486           24,167

Deferred taxes:
   Federal                                                    (1,526)           (8,504)          (1,221)
   State                                                        (322)             (990)             (79)
   Foreign                                                        84               (65)           1,364
                                                       -------------     -------------    -------------
                                                              (1,764)           (9,559)              64
                                                       -------------     -------------    -------------
 Provision for income taxes                            $      17,275     $      26,927    $      24,231
                                                       =============     =============    =============

In addition to the 2003 provision for income taxes of $17,275,000, income tax benefits of $6,002,000 were allocated directly to parent company investment related to the restricted stock awards from the Company's parent. Income tax payments amounted to $21,678,000 for the period January 1 to December 11, 2003, $5,443,000 in 2002, and $24,039,000 in 2001.

Income (loss) before income taxes consists of the following:

                                                     JANUARY 1 TO
                                                     DECEMBER 11             YEARS ENDED DECEMBER 31
                                                     ------------         -----------------------------
                                                         2003                 2002             2001
                                                     ------------         ------------     ------------
                                                                         (IN THOUSANDS)
Domestic                                             $    (13,314)        $     52,008     $     55,034
Foreign                                                    12,846               11,758            2,432
                                                     ------------         ------------     ------------
                                                     $       (468)        $     63,766     $     57,466
                                                     ============         ============     ============

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

5. INCOME TAXES (CONTINUED)

Significant components of the Company's deferred taxes are as follows:

                                                                    DEC. 11, 2003       DEC. 31, 2002
                                                                    -------------       -------------
                                                                              (IN THOUSANDS)
Deferred tax assets:
   Freight and casualty claims                                      $      36,456       $      36,618
   Retirement benefit liabilities                                          51,966              51,897
   Accrued employee benefits                                               24,495              32,055
   Other                                                                    8,274              10,058
   Valuation allowance                                                     (1,930)             (2,229)
                                                                    -------------       -------------
Total deferred tax assets                                                 119,261             128,399
Deferred tax liabilities:
   Depreciation                                                            37,057              40,729
   Multi-employer pension plans                                            28,654              33,420
   Other                                                                      (92)                  -
                                                                    -------------       -------------
Total deferred tax liabilities                                             65,619              74,149
                                                                    -------------       -------------
Net deferred tax assets                                             $      53,642       $      54,250
                                                                    =============       =============

At December 11, 2003, the Company had approximately $5,563,000 of foreign operating loss carryforwards, which have expiration dates ranging from 2009 to 2011. For financial reporting purposes, a valuation allowance of $1,930,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

5. INCOME TAXES (CONTINUED)

The income tax resulting from the effective tax rate differs from the income tax calculated using the federal statutory rate as set forth in the following reconciliation:

                                                          JANUARY 1 TO
                                                          DECEMBER 11             YEARS ENDED DEC. 31
                                                          ------------       ----------------------------
                                                              2003               2002             2001
                                                          ------------       -----------      -----------
Federal statutory tax                                     $       (164)      $    22,318      $    20,113
State income taxes, net of federal
  tax benefit                                                      902             2,229            2,220
Non-deductible operating costs                                   2,191             2,030            1,745
Excise taxes                                                     2,997                 -                -
Yellow transaction costs                                         4,269                 -                -
Section 280G Limitations                                         5,123                 -                -
Impact of foreign operations                                        (7)              325              193
Other, net                                                       1,964                25              (40)
                                                          ------------       -----------      -----------
Effective tax                                             $     17,275       $    26,927      $    24,231
                                                          ============       ===========      ===========

6. EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $163,148,000 in 2003, $161,696,000 in 2002, and $164,358,000 in 2001 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $186,704,000 in 2003, $167,032,000 in 2002, and $162,917,000 in 2001 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 11, 2003 and December 31, 2002:

                                                      PENSION BENEFITS            HEALTH CARE BENEFITS
                                                  ------------------------      ------------------------
                                                     2003          2002            2003          2002
                                                  ----------    ----------      ----------    ----------
                                                                     (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year           $  384,546    $  328,915      $   49,160    $   41,721
Service cost                                          17,581        17,467           1,752         1,741
Interest cost                                         23,572        24,056           2,983         3,156
Actuarial losses                                      56,995        32,262           1,351         5,024
Benefits paid                                        (27,405)      (18,154)         (2,312)       (2,482)
                                                  ----------    ----------      ----------    ----------
Benefit obligation at end of year                    455,289       384,546          52,934        49,160

CHANGE IN PLAN ASSETS
Fair value of plan assets at
beginning of year                                    241,324       308,229               -             -
Actual return on plan assets                          53,990       (48,751)              -             -
Benefits paid                                        (14,713)      (18,154)              -             -
                                                  ----------    ----------      ----------    ----------
Fair value of plan assets at end of year             280,601       241,324               -             -

FUNDED STATUS
Plan assets less than
   projected benefit obligation                      174,688       143,222          52,934        49,160
Unamortized:
Net actuarial (loss) gain                            (45,384)      (26,917)        (15,042)      (10,281)
Net asset at transition                                7,053         8,372               -             -
Prior service (cost) benefit                         (41,926)      (43,739)         15,422        13,255
                                                  ----------    ----------      ----------    ----------
Accrued benefit cost                              $   94,431    $   80,938      $   53,314    $   52,134
                                                  ==========    ==========      ==========    ==========

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

The following table summarizes the assumptions used and the related benefit cost information:

                                     PENSION BENEFITS                       HEALTH CARE BENEFITS
                            ------------------------------------     ----------------------------------
                               2003         2002        2001           2003         2002         2001
                            ----------   ----------   ----------     --------     --------     --------
                                                            (IN THOUSANDS)
WEIGHTED-AVERAGE
ASSUMPTIONS
Discount rate                     6.25%        6.75%        7.50%        6.25%        6.75%        7.50%
Future compensation               3.25%        3.25%        3.25%           -            -            -
Expected long-term
   return on plan assets          8.50%        9.50%        9.50%           -            -            -

COMPONENTS OF NET
   PERIODIC BENEFIT COST
Service cost                $   17,582   $   17,467   $   17,492     $  1,752     $  1,741     $  1,665
Interest cost                   23,572       24,056       22,558        2,983        3,156        2,881
Expected return on plan
   assets                      (18,968)     (28,574)     (33,841)           -            -            -

Amortization of:
Prior service cost
   (benefit)                     5,191        5,249        5,230       (1,779)      (1,477)        (305)
Net asset gain at
   transition                   (1,319)      (1,395)      (1,396)           -            -            -
Unrecognized gain                  128       (3,940)      (8,893)         537          184         (177)
                            ----------   ----------   ----------     --------     --------     --------
Net periodic benefit
   cost (income)            $   26,186   $   12,863   $    1,150     $  3,493     $  3,604     $  4,064
                            ==========   ==========   ==========     ========     ========     ========

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 10.5% for 2004 declining gradually to 5.0% in 2010 and thereafter.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

A decrease in the assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by $5,938,000 and the service and interest cost components by $618,000 as of December 11, 2003. A one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and interest cost components. The Company's policy regarding the management of health care costs passes increases beyond a fixed threshold to the plan participants.

The Company charged to operations $10,725,000 in 2003, $10,250,000 in 2002 and $10,788,000 in 2001 relating to its defined contribution 401(k) plan. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

7. LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $103,149,000 payable as follows: 2004 -- $37,411,000; 2005 -- $24,949,000; 2006 --
$15,544,000; 2007 -- $10,540,000; 2008 -- $6,787,000; and thereafter $7,918,000.
Rental expense for operating leases was $51,444,000, $50,718,000, and $45,445,000 in 2003, 2002, and 2001, respectively.

The Company has an interest rate swap agreement a with major commercial bank to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreement, which expires in 2004, fixes the Company's interest costs at 5.62% on leases with a notional amount of $5,912,000.

The fair value of the Company's interest rate swap at December 31, 2003 is a liability of approximately $64,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements. As a result of declining interest rates throughout 2003, the Company recognized incremental interest expense of approximately $425,000, which is included in interest expense in the accompanying financial statements. The ineffective portions of the Company's interest rate swap agreements was not material.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

8. SALE OF ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                                    DECEMBER 11         DECEMBER 31
                                                                    ------------        ------------
                                                                        2003                2002
                                                                    ------------        ------------
                                                                             (IN THOUSANDS)
Accounts receivable                                                 $    332,041        $      3,259
Retained interest in securitized accounts
   receivable                                                                  -             217,617
Allowance for doubtful accounts                                           (5,196)             (8,042)
                                                                    ------------        ------------
                                                                    $    326,845        $    212,834
                                                                    ============        ============

On November 21, 2001, the Company entered into an accounts receivable securitization agreement, which matures in 2004, to finance up to $200,000,000 (total commitment) of its domestic accounts receivable. Under this arrangement, undivided interests in the Company's domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to a financial conduit. The proceeds constituted a portion of the funds used by the Parent for acquisition purposes, and are reported under the caption Transfer to Parent in the financing section of the statements of consolidated cash flow.

The accounts receivable are sold at a discount from the face amount to pay investor yield (LIBOR) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interest sold), and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold in 2003 and 2002 aggregated $5,156,000 and $6,384,000, respectively and was directly offset by a gain on allowance for accounts receivable discounts upon the consolidation of the SPE. The financing expense recognized in conjunction with the sale of accounts receivable was $2,372,000 in 2003 and $3,088,000 in 2002.

The arrangement provides that the Company's new accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been retained on the Consolidated Balance Sheet. The conduit has collection rights to recover payments from the receivables in the designated pool and the Company retains collection and administrative responsibilities for the undivided interests in the pool.

This agreement was terminated on December 11, 2003 immediately prior to Yellow's acquisition of the company. Yellow satisfied our liability to the financial conduit, and we have recorded the resultant obligation to Yellow as a current liability.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

8. SALE OF ACCOUNTS RECEIVABLE (CONTINUED)

The following transactions occurred between Roadway Express and the SPE: in the years 2003 and 2002, respectively: proceeds from the accounts receivable sales, $2,727,878,000 and $2,650,810,000, servicing fees received, $1,863,000 and
$1,529,000, payments received on investment in accounts receivable, $2,720,975,000 and $2,589,576,000.

9. FINANCING ARRANGEMENTS

The Company's Canadian subsidiary has $10,000,000 available for borrowing under a secured revolving line of credit and bankers' acceptances. Borrowings are payable upon demand and bear interest at either the bank's prime lending rate, U.S. dollar base rate in Canada, or LIBOR plus 1.50% for periods up to 180 days. At December 11, 2003, no amounts were outstanding on this facility.

At December 31, 2002, the Parent had in place a senior revolving credit facility with a sublimit for letters of credit that expires November 30, 2006. The credit facility was terminated effective December 11, 2003 upon consummation of the Yellow transaction. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $112,162,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

In addition, the Parent also paid in full the five-year senior term loan prior to the acquisition by Yellow. The Parent also issued $225,000,000 of 8.25% senior notes due December 1, 2008.

                     Roadway Express, Inc. and Subsidiaries
              Notes to Consolidated Financial Statements (continued)

10. CONTINGENCIES

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is not significant, although there can be no assurances in this regard.

The Company's former parent, Caliber System, Inc., formerly known as Roadway Services, Inc (which was subsequently acquired by FDX Corporation, a wholly owned subsidiary of FedEx Corporation), is currently under examination by the Internal Revenue Service for tax years 1994 and 1995 (years prior to the spin-off of the Company). The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, the Company made a $14,000,000 payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the range of the remaining payments that may be due to the former parent to be approximately $0 to $16,000,000 in additional taxes and $0 to $11,000,000 in related interest, net of tax benefit. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations and financial position.

Various other legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operations of the Company.